FILED PURSUANT TO RULE 425
FILING PERSON: GREENE COUNTY BANCSHARES, INC.
SUBJECT COMPANY: CIVITAS BANKGROUP, INC.
REGISTRATION STATEMENT NO. 333-141409
April 2, 2007
Dear Shareholder:
     We are pleased to enclose a copy of the Company’s annual report for 2006. As you will see, with this report we introduce the new logo and image for our banking operations, which we have now unified under the name GreenBank. We are very excited about this change and what it will mean to our customers and for our business going forward. We trust you will find this introduction both useful and informative, along with other pertinent information contained in this report concerning the Company’s record financial and operating results for 2006.
     Ordinarily, this mailing also would contain our proxy statement and proxy voting card for the Company’s upcoming annual meeting. This year, because of our pending acquisition of Civitas BankGroup, which we announced in January, we are planning to combine the vote on that acquisition and related items with the normal agenda that would occur at our annual meeting. The proxy statement covering all of these matters is still under review at this time, so rather than delay your receipt of the annual report, we have decided to send it to you in advance of the other material. We expect to mail your proxy statement and proxy card to you in the near future, at the earliest opportunity.
     Thank you for your continued interest in our company.
Sincerely,
R. Stan Puckett
Chairman of the Board and
Chief Executive Officer
See reverse side
Greene County Bancshares, Inc. — 100 North Main Street — Greeneville, TN 37743 — (423) 639-5111

This communication is not a solicitation of a proxy from any security holder of Greene County Bancshares, Inc. (“Greene County”) or Civitas BankGroup, Inc. (“Civitas”). Greene County has filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) in connection with the proposed merger of Greene County and Civitas. The Form S-4 contains a preliminary joint proxy statement/prospectus and other documents for the respective shareholders’ meeting of Greene County and Civitas at which time the proposed merger will be considered. The Form S-4 and preliminary joint proxy statement/prospectus contain important information about Greene County, Civitas, the merger and related matters.
INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREENE COUNTY, CIVITAS AND THE PROPOSED TRANSACTION.
Investors and security holders may obtain free copies of these documents once they are available through the website maintained by the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus also may be obtained by directing a request by telephone or mail to:

Greene County Bancshares, Inc.	Civitas BankGroup, Inc.
100 North Main Street	4 Corporate Centre
Greeneville, TN 37743-4992	810 Crescent Centre Drive, Suite 320
Attention: Chief Financial Officer	Franklin, TN 37067
(423) 639-5111	Attention: Investor Relations
(615) 263-9500
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Participants in the Solicitation
The directors and executive officers of Greene County and Civitas may be deemed to be participants in the solicitation of proxies with respect to the proposed transaction. Information about Greene County’s directors and executive officers is contained in the proxy statement filed by Greene County with the SEC on March 27, 2006, which is available on Greene County’s web site www.mybankconnection.com and at the address provided above. Information about Civitas’ directors and executive officers is contained in the proxy statement filed by Civitas with the SEC on March 29, 2006, which is available on Civitas’ website www.civitasbankgroup.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests by security holding or otherwise, will be contained in the joint proxy statement/prospectus and other relevant material to be filed with the SEC when they become available.